AURORA CANNABIS INC.

Condensed Consolidated Interim Financial Statements
(Unaudited)

For the three and six months ended September 30, 2023 and 2022
(in Canadian Dollars)

Note 1	Nature of Operations	9	Note 10	Loss per share	17
Note 2	Significant Accounting Policies and Judgments	9	Note 11	Other Gains (Losses)	17
Note 3	Biological Assets	10	Note 12	Supplemental Cash Flow Information	18
Note 4	Inventory	12	Note 13	Commitments and Contingencies	19
Note 5	Property, Plant and Equipment	12	Note 14	Revenue	20
Note 6	Assets Held for Sale and Discontinued Operations	13	Note 15	Segmented Information	21
Note 7	Convertible Debentures	15	Note 16	Fair Value of Financial Instruments	23
Note 8	Loans and Borrowings	15	Note 17	Financial Instruments Risk	24
Note 9	Share Capital	16	Note 18	Subsequent Events	26

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2023 and March 31, 2023
(Amounts reflected in thousands of Canadian dollars)

	Note	September 30, 2023	March 31, 2023
		$	$
Assets
Current
Cash and cash equivalents		128,917	234,942
Restricted cash	12	63,896	65,900
Accounts receivable	17(a)	39,720	41,345
Biological assets	3	28,935	22,690
Inventory	4	110,292	106,132
Prepaids and other current assets		7,888	8,280
Assets held for sale	6	8,333	638
		387,981	479,927

Property, plant and equipment	5	306,840	322,969
Derivative assets		8,151	7,249
Deposits and other long-term assets		13,734	15,786
Lease receivable	17(a)	7,498	6,496
Intangible assets		60,124	59,680
Goodwill		18,715	18,715
Deferred tax assets		15,328	15,500
Total assets		818,371	926,322

Liabilities
Current
Accounts payable and accrued liabilities	17(b)	50,703	75,986
Deferred revenue		1,348	1,739
Convertible debentures	7	28,406	132,571
Loans and borrowings	8	13,421	9,571
Lease liabilities		5,223	5,413
Contingent consideration payable	16, 17(b)	13,805	—
Provisions		4,978	4,453
Other current liabilities	14	88	12,572
		117,972	242,305

Loans and borrowings	8	34,586	36,163
Lease liabilities		45,375	43,804
Derivative liability	9(c), 16	3,920	9,634
Contingent consideration payable	16, 17(b)	—	12,487
Other long-term liability		50,896	48,047
Deferred tax liability		16,574	16,745
Total liabilities		269,323	409,185

Shareholders’ equity
Share capital	9	6,898,891	6,841,234
Reserves		157,912	154,040
Accumulated other comprehensive loss		(211,429)	(212,365)
Deficit		(6,341,593)	(6,296,833)
Total equity attributable to Aurora Cannabis Inc. shareholders		503,781	486,076
Non-controlling interests		45,267	31,061
Total equity		549,048	517,137
Total liabilities and equity		818,371	926,322
Nature of Operations (Note 1)
Commitments and Contingencies (Note 13)
Subsequent Events (Note 18)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Three months ended September 30,		Six months ended September 30,
	Note	2023	2022(1)	2023	2022(1)
		$	$	$	$
Revenue	14	70,482	55,120	151,981	112,998
Excise taxes	14	(7,064)	(6,472)	(13,530)	(13,811)

Net revenue		63,418	48,648	138,451	99,187

Cost of sales	4	44,692	47,273	105,016	92,136

Gross profit before fair value adjustments		18,726	1,375	33,435	7,051

Changes in fair value of inventory and biological assets sold	4	18,730	24,282	36,271	46,631
Unrealized gain on changes in fair value of biological assets	3	(34,453)	(23,815)	(63,326)	(48,472)

Gross profit		34,449	908	60,490	8,892

Expense
General and administration		22,744	28,862	44,305	58,664
Sales and marketing		12,617	12,492	25,294	28,549
Acquisition costs		563	1,914	789	5,634
Research and development		946	1,170	2,047	3,161
Depreciation and amortization	5	4,058	3,428	6,919	14,970
Share-based compensation		4,568	2,863	6,849	6,335
		45,496	50,729	86,203	117,313

Loss from operations		(11,047)	(49,821)	(25,713)	(108,421)

Other income (expense)
Legal settlement and contract termination fees		(428)	(639)	(522)	(1,570)
Interest and other income		3,247	4,068	6,598	4,729
Finance and other costs		(4,224)	(10,630)	(9,556)	(25,559)
Foreign exchange gain (loss)		2,011	737	(1,626)	1,836
Other gains (losses)	11	12,524	(1,145)	12,677	(8,188)
Restructuring charges		(469)	(37)	(901)	(1,013)
Impairment of property, plant and equipment	5, 6(a)	(1,230)	—	(1,230)	(78,724)
Impairment of intangible assets and goodwill		—	—	—	(453,797)
		11,431	(7,646)	5,440	(562,286)

Income (loss) before taxes		384	(57,467)	(20,273)	(670,707)

Income tax (expense) recovery
Current		(224)	(2,958)	(439)	(2,535)
Deferred, net		96	14,935	215	15,875
		(128)	11,977	(224)	13,340

Net income (loss) from continuing operations		256	(45,490)	(20,497)	(657,367)
Net loss from discontinued operations, net of tax	6(b)	(2,383)	(6,396)	(9,961)	(13,296)

Net loss		(2,127)	(51,886)	(30,458)	(670,663)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
(1) Comparative information has been re-presented due to discontinued operations see Note 6(b).

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)
(Continued)

		Three months ended September 30,		Six months ended September 30,
	Note	2023	2022(1)	2023	2022(1)
		$	$	$	$
Net income (loss) from continuing operations		256	(45,490)	(20,497)	(657,367)
Net loss from discontinued operations, net of tax	6(b)	(2,383)	(6,396)	(9,961)	(13,296)
Net loss		(2,127)	(51,886)	(30,458)	(670,663)
Other comprehensive loss (“OCI”) that will not be reclassified to net loss
Unrealized gain on marketable securities		—	(753)	—	(1,735)

Other comprehensive income (loss) that may be reclassified to net loss
Foreign currency translation gain (loss)		(893)	3,327	936	(330)

Comprehensive loss from continuing operations		(637)	(42,916)	(19,561)	(659,432)
Comprehensive loss from discontinued operations		(2,383)	(6,396)	(9,961)	(13,296)
Comprehensive loss		(3,020)	(49,312)	(29,522)	(672,728)

Net income (loss) from continuing operations attributable to:
Aurora Cannabis Inc.		1,860	(45,207)	(17,460)	(657,095)
Non-controlling interests		(1,604)	(283)	(3,037)	(272)

Net loss from discontinued operations attributable to:
Aurora Cannabis Inc.	6(b)	(2,383)	(6,396)	(9,961)	(13,296)
Non-controlling interests		—	—	—	—

Comprehensive loss attributable to:
Aurora Cannabis Inc.		(1,416)	(49,029)	(26,485)	(672,456)
Non-controlling interests		(1,604)	(283)	(3,037)	(272)

Loss per share - basic and diluted
Continuing operations	10	$0.00	($0.15)	($0.05)	($2.39)
Discontinued operations	10	($0.01)	($0.02)	($0.03)	($0.05)
Total operations	10	($0.00)	($0.17)	($0.08)	($2.44)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
(1) Comparative information has been re-presented due to discontinued operations see Note 6(b).

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Six months ended September 30, 2023
(Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves						AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants/Shares Issued	Convertible Notes	Change in Ownership Interest	Obligation to Issue Shares	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, March 31, 2023		345,269,310	6,841,234	212,340	27,667	419	(86,800)	414	154,040	(214,599)	18,919	208	(16,893)	(212,365)	(6,296,833)	31,061	517,137
Shares issued to repurchase convertible debentures	7	72,593,292	54,680	—	—	—	—	—	—	—	—	—	—	—	—	—	54,680
Shares issued through equity financing		2,580,350	2,271	—	—	—	—	(414)	(414)	—	—	—	—	—	—	—	1,857
Share issuance costs		—	(722)	—	—	—	—	—	—	—	—	—	—	—	—	—	(722)
Deferred tax on transaction costs		—	(215)	—	—	—	—	—	—	—	—	—	—	—	—	—	(215)
Share issued under RSU, PSU and DSU plans		166,189	1,643	(1,643)	—	—	—	—	(1,643)	—	—	—	—	—	—	—	—
Share-based compensation		—	—	5,929	—	—	—	—	5,929	—	—	—	—	—	—	—	5,929
Put option liability		—	—	—	—	—	—	—	—	—	—	—	—	—	(2,668)	—	(2,668)
Change in ownership interests in net assets	5, 6(b)	—	—	—	—	—	—	—	—	—	—	—	—	—	(14,671)	17,243	2,572
Comprehensive loss for the period		—	—	—	—	—	—	—	—	—	—	—	936	936	(27,421)	(3,037)	(29,522)
Balance, September 30, 2023		420,609,141	6,898,891	216,626	27,667	419	(86,800)	—	157,912	(214,599)	18,919	208	(15,957)	(211,429)	(6,341,593)	45,267	549.048

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Six months ended September 30, 2022
( Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves						AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Obligation to issue shares	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, March 31, 2022		224,329,745	6,570,995	203,877	27,667	419	(86,800)	—	145,163	(212,412)	18,919	208	(13,797)	(207,082)	(5,419,488)	500	1,090,088
Shares issued/issuable for business combinations		5,082,416	18,913	—	—	—	—	—	—	—	—	—	—	—	—	—	18,913
Shares issued through equity financing		70,897,389	184,443	—	—	—	—	1,448	1,448	—	—	—	—	—	—	—	185,891
Share issuance costs		—	(10,251)	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,251)
Deferred tax on transaction costs		—	(1,119)	—	—	—	—		—	—	—	—	—	—	—	—	(1,119)
Exercise of RSUs, PSUs, and DSUs		127,883	1,640	(1,640)	—	—	—	—	(1,640)	—	—	—	—	—	—	—	—
Share-based compensation		—	—	6,260	—	—	—	—	6,260	—	—	—	—	—	—	—	6,260
NCI Contribution		—	—	—	—	—	—		—	—	—	—	—	—	—	25,891	25,891
Recognition of put option liability		—	—	—	—	—	—	—	—	—	—	—	—	—	(48,448)	—	(48,448)
Change in ownership interests in subsidiaries		—	—	—	—	—	—	—	—	—	—	—	—	—	(11,923)	11,923	—
Comprehensive loss for the period		—	—	—	—	—	—	—	—	(1,735)	—	—	(330)	(2,065)	(670,391)	(272)	(672,728)
Balance, September 30, 2022		300,437,433	6,764,621	208,497	27,667	419	(86,800)	1,448	151,231	(214,147)	18,919	208	(14,127)	(209,147)	(6,150,250)	38,042	594,497

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Cash Flows
Six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars)

		Three months ended September 30,		Six months ended September 30,
	Note	2023	2022(1)	2023	2022(1)
				$	$
Operating activities
Net income (loss) from continuing operations		256	(45,490)	(20,497)	(657,367)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	3	(34,453)	(23,815)	(63,326)	(48,472)
Changes in fair value of inventory and biological assets sold	4	18,730	24,282	36,271	46,631
Depreciation of property, plant and equipment	5	7,255	9,339	17,018	21,974
Amortization of intangible assets		274	181	519	8,500
Share-based compensation		4,568	2,863	6,849	6,335
Impairment of property, plant and equipment	5, 6(a)	1,230	—	1,230	78,724
Impairment of intangible assets and goodwill		—	—	—	453,797
Net interest accrual and accretion	7	1,732	2,914	5,284	22,155
Deferred tax recovery		(4)	(14,935)	(74)	(15,875)
Other (gains) losses	11	(12,524)	1,233	(12,677)	4,579
Foreign exchange (gain) loss		(988)	6,087	1,141	2,945
Restructuring provisions		—	37	—	2,768
Deferred compensation amortization		952	—	1,904	—
Cash used by operating activities before changes in non-cash working capital and discontinued operations		(12,972)	(37,304)	(26,358)	(73,306)
Changes in non-cash working capital	12	(14,781)	9,346	(12,770)	23,877
Net cash used in operating activities from discontinued operations		(3,129)	(3,180)	(2,991)	(8,370)
Net cash used in operating activities		(30,882)	(31,138)	(42,119)	(57,799)

Investing activities
Proceeds from investment in derivatives		—	203	—	203
Loan receivable		—	(760)	—	(776)
Purchase of property, plant and equipment and intangible assets	5	(4,186)	(4,476)	(8,483)	(10,376)
Proceeds from disposal of property, plant and equipment and assets held for sale	6(a)	207	5,573	2,601	635
Acquisition of businesses, net of cash acquired		—	(38,790)	—	(63,257)
Payment of contingent consideration		—	—	—	(98)
Deposits (paid) received		—	(2,602)	—	(3,757)
Net cash used by investing activities from discontinued operations		—	(1,079)	(255)	(4,241)
Net cash used in investing activities		(3,979)	(41,931)	(6,137)	(81,667)

Financing activities
Proceeds from long-term loans	8	3,982	842	3,982	842
Repayment of long-term loans	8	(516)	(701)	(1,032)	(701)
Repayment of convertible debenture	7	—	—	(61,867)	(145,650)
Net payments of principal portion of lease liabilities		(1,316)	(1,606)	(2,754)	(3,451)
Restricted cash	12	1,759	(7,978)	2,004	(8,292)
Shares issued for cash, net of share issue costs		(174)	(119)	1,548	209,814
Net cash used in financing activities from discontinued operations		—	(72)	(89)	(157)
Net cash provided by (used in) financing activities		3,735	(9,634)	(58,208)	52,405
Effect of foreign exchange on cash and cash equivalents		2,188	14,174	439	26,445
Increase (decrease) in cash and cash equivalents		(28,938)	(68,529)	(106,025)	(60,616)
Cash and cash equivalents, beginning of period		157,855	437,807	234,942	429,894
Cash and cash equivalents, end of period		128,917	369,278	128,917	369,278
Supplemental cash flow information (Note 12)
The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
(1) Comparative information has been re-presented due to discontinued operations see Note 6(b).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1    Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P1”.

The Company’s head office and principal address is 2207 90B St. SW Edmonton, Alberta T6X 1V8. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis related products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•Distribution of wholesale medical cannabis in various international markets, including Australia, the Caribbean, South America and Israel.
•
The Company has a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd., one of the largest suppliers of propagated vegetables and ornamental plants in North America.

Note 2    Significant Accounting Policies and Judgments

(a)    Basis of Presentation and Measurement

The condensed interim consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards and International Accounting Standards (“IFRS”) 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), and interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The condensed consolidated interim financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s annual consolidated financial statements, except for the adoption of new accounting policies (Note 2(d)). Given that certain information and footnote disclosures, which are included in the annual audited consolidated financial statements, have been condensed or excluded in accordance with IAS 34, these condensed consolidated interim financial statements should be read in conjunction with our annual audited consolidated financial statements as at and for the year ended March 31, 2023, including the accompanying notes thereto.

(b)    Basis of Consolidation

The condensed consolidated interim financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert power over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The consolidated interim financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

The Company’s principal subsidiaries during the three and six months ended September 30, 2023 are as follows:

Major subsidiaries	Percentage Ownership	Functional Currency
Aurora Cannabis Enterprises Inc. (“ACE”)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
TerraFarma Inc.	100%	Canadian Dollar
Whistler Medical Marijuana Corporation (“Whistler”)	100%	Canadian Dollar
Bevo Agtech Inc. (“Bevo”)	50.1%	Canadian Dollar
CannaHealth Therapeutics Inc.	100%	Canadian Dollar
ACB Captive Insurance Company Inc.	100%	Canadian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the consolidated financial statements, are not material and have not been reflected in the table above.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(c) Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have an impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the condensed consolidated interim financial statements and the notes to the consolidated financial statements, unless otherwise noted, and are presented net of tax in the condensed consolidated interim statements of loss and comprehensive loss for the current and comparative periods. Refer to Note 6(b) Discontinued Operations.

(d)    Adoption of New Accounting Pronouncements

IFRS 17 – Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company does not currently have any contracts to be accounted for under this standard. The Company, however has a wholly owned captive insurance entity that is required to adopt this standard when reporting on a standalone basis. The impact of the captive insurance company adopting IFRS 17 was immaterial to the Company’s condensed consolidated interim financial statements.

(e)    New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.
Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company will make this assessment as required at the end of each reporting date.

Amendments to IAS 1: Covenants

The amendment that clarify how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. The amendments applies retrospectively for annual periods beginning on or after January 1, 2024. Management will perform this assessment each reporting period as required and evaluate the potential impact of this standard on the Company’s consolidated financial statements.

Note 3    Biological Assets

The following is a breakdown of biological assets:

	September 30, 2023	March 31, 2023
	$	$
Indoor cannabis production facilities	15,934	8,428
Outdoor cannabis production facilities	3,899	—
Plant propagation production facilities	9,102	14,262
	28,935	22,690

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The changes in the carrying value of biological assets during the period are as follows:

$
Balance, March 31, 2023	22,690
Production costs capitalized	37,254
Sale of biological assets	(20,517)
Impairment related to discontinued operations	(1,032)
Foreign currency translation	(10)
Changes in fair value less cost to sell due to biological transformation	63,326
Transferred to inventory upon harvest	(72,776)
Balance, September 30, 2023	28,935

a) Indoor cannabis production facilities

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at indoor cannabis production facilities:

Significant inputs & assumptions	Range of inputs		Sensitivity	Impact on fair value
	September 30, 2023	March 31, 2023		September 30, 2023	March 31, 2023
Average selling price per gram	$4.56	$4.42	Increase or decrease of $1.00 per gram	$4,432	$3,360
Weighted average yield (grams per plant)	63.79	38.80	Increase or decrease by 5 grams per plant	$1,213	$1,438
Weighted average effective yield	97%	91%	Increase or decrease by 5%	$797	$395
Cost per gram to complete production	$1.02	$1.65	Increase or decrease of $1.00 per gram	$4,537	$3,427

As of September 30, 2023, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis produced at the Company’s indoor cannabis cultivation facilities was $3.33 per gram (March 31, 2023 - $2.43 per gram).

During the three and six months ended September 30, 2023, the Company’s indoor cannabis biological assets produced 12,692 and 22,277 kilograms of dried cannabis, respectively (three and six months ended September 30, 2022 - 16,873 and 32,983 kilograms, respectively). As at September 30, 2023, it is expected that the Company’s indoor cannabis biological assets will yield approximately 9,934 kilograms (March 31, 2023 – 7,667 kilograms) of dried cannabis when harvested and the weighted average stage of growth for indoor biological assets was 47% (March 31, 2023 – 44%).

b) Plant propagation production facilities

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at plant propagation production facilities:

Significant inputs & assumptions	Range of inputs		Sensitivity	Impact on fair value
	September 30, 2023	March 31, 2023		September 30, 2023	March 31, 2023
Average selling price per floral/bedding plant	$4.02	$7.58	Increase or decrease by 10%	$364	$1,682
Average stage of completion in the production process	53%	56%	Increase or decrease by 10%	$639	$2,295

As of September 30, 2023, the weighted average fair value less cost to complete and cost to sell per propagation plant was $2.39 per plant (March 31, 2023 - $2.35).

During the three and six months ended September 30, 2023, biological assets relating to the plant propagation segment was expensed to cost of goods sold was $6.0 million and $20.5 million, respectively (three and six months ended September 30, 2022 - $3.2 million and $3.2 million, respectively, which included $2.7 million and $4.3 million, respectively (three and six months ended September 30, 2022 - $1.0 million and $1.0 million, respectively) of non-cash expense related to the changes in fair value of biological assets sold.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 4    Inventory

The following is a breakdown of inventory:

	September 30, 2023			March 31, 2023
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	29,897	25,255	55,152	30,936	14,756	45,692
Finished goods	13,554	4,448	18,002	13,518	1,777	15,295
	43,451	29,703	73,154	44,454	16,533	60,987
Extracted cannabis
Work-in-process	10,270	3,409	13,679	11,566	2,753	14,319
Finished goods	7,656	459	8,115	8,786	561	9,347
	17,926	3,868	21,794	20,352	3,314	23,666

Supplies and consumables	13,278	—	13,278	19,923	—	19,923

Merchandise and accessories	2,066	—	2,066	1,556	—	1,556

Ending balance	76,721	33,571	110,292	86,285	19,847	106,132

During the three and six months ended September 30, 2023, inventory expensed to cost of goods sold was $57.5 million and $120.8 million respectively (three months ended September 30, 2022 - $68.3 million and $135.6 million, respectively), which included $16.1 million and $31.9 million, respectively (three and six months ended September 30, 2022 - $23.3 million and $45.7 million, respectively) related to the changes in fair value of inventory sold.

During the three and six months ended September 30, 2023, the Company recognized $20.0 million and $38.4 million, respectively in impairment losses (three and six months ended September 30, 2022 - $47.5 million and $74.1 million, respectively) consisting of cost of sales of $11.1 million and $19.1 million, respectively (three and six months ended September 30, 2022 - $25.1 million and $36.4 million, respectively) and consisting of changes in fair value of inventory sold of $8.9 million and $19.3 million, respectively (three and six months ended September 30, 2022 - $22.4 million and $37.7 million, respectively).

Note 5    Property, Plant and Equipment

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

	September 30, 2023				March 31, 2023
	Cost	Accumulated depreciation	Impairment	Net book value	Cost	Accumulated depreciation	Impairment	Net book value
Owned assets
Land	42,069	—	—	42,069	52,077	—	(1,820)	50,257
Buildings	240,408	(91,653)	—	148,755	239,353	(83,888)	(3,842)	151,623
Construction in progress	27,085	—	(645)	26,440	37,563	—	(11,945)	25,618
Computer software & equipment	31,220	(29,944)	—	1,276	31,313	(29,570)	(20)	1,723
Furniture & fixtures	7,857	(6,110)	—	1,747	7,434	(5,596)	(42)	1,796
Production & other equipment	144,442	(93,232)	—	51,210	146,960	(87,425)	(1,686)	57,849
Total owned assets	493,081	(220,939)	(645)	271,497	514,700	(206,479)	(19,355)	288,866

Right-of-use lease assets
Land	13,890	(1,473)	—	12,417	14,859	(1,345)	(969)	12,545
Buildings	38,969	(16,409)	—	22,560	36,789	(15,836)	—	20,953
Production & other equipment	5,196	(4,830)	—	366	5,343	(4,738)	—	605
Total right-of-use lease assets	58,055	(22,712)	—	35,343	56,991	(21,919)	(969)	34,103

Total property, plant and equipment	551,136	(243,651)	(645)	306,840	571,691	(228,398)	(20,324)	322,969

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance, March 31, 2023	Additions	Disposals	Other (1)	Depreciation	Impairment	Foreign currency translation	Balance, September 30, 2023
Owned assets
Land	50,257	—	—	(7,978)	—	—	(210)	42,069
Buildings	151,623	456	—	2,551	(6,315)	—	440	148,755
Construction in progress	25,618	6,229	—	(4,585)	(145)	(645)	(32)	26,440
Computer software & equipment	1,723	15	—	(3)	(453)	—	(6)	1,276
Furniture & fixtures	1,796	375	—	127	(535)	—	(16)	1,747
Production & other equipment	57,849	232	(234)	2,602	(9,282)	—	43	51,210
Total owned assets	288,866	7,307	(234)	(7,286)	(16,730)	(645)	219	271,497

Right-of-use leased assets
Land	12,545	—	—	—	(128)	—	—	12,417
Buildings	20,953	5,232	(1,886)	—	(1,625)	—	(114)	22,560
Production & other equipment	605	—	(68)	—	(163)	—	(8)	366
Total right-of-use lease assets	34,103	5,232	(1,954)	—	(1,916)	—	(122)	35,343
Total property, plant and equipment	322,969	12,539	(2,188)	(7,286)	(18,646)	(645)	97	306,840
(1)Includes reclassification of construction in progress cost when associated projects are complete. Includes the transfer of land and equipment of $8.3 million to assets held for sale as at September 30, 2023 (Note 6).

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use leased assets is capitalized to inventory and is expensed to cost of sales upon the sale of goods. During the three and six months ended September 30, 2023, the Company recognized $8.9 million and $18.6 million, respectively (three and six months ended September 30, 2022 - $9.7 million and $23.9 million, respectively) of depreciation expense of which $5.1 million and $10.6 million, respectively (three and six months ended September 30, 2022 - $4.7 million and $11.5 million, respectively) was reflected in cost of sales.

The Company entered into an agreement to sell its Aurora Sun facility in Medicine Hat, Alberta and related assets and liabilities to Bevo through the sale of one of the Company’s wholly-owned subsidiaries (the “Aurora Sun Transaction”). Up to $15.0 million could be payable over time by Bevo to the Company in connection with the Aurora Sun Transaction, based on Bevo successfully achieving certain financial milestones at the Aurora Sun Facility. If certain other operational and financial milestones are met, up to an additional $1.0 million could be payable by Bevo to Aurora. The Aurora Sun Transaction closed on July 21, 2023. The Company recognized the transfer of net assets to Bevo at cost and recorded an increase in non-controlling interest equal to the non-controlling interest’s proportionate share of the carrying value of the net assets transferred at $14.7 million with a corresponding decrease to deficit on the consolidated statement of financial position.

Note 6    Assets Held for Sale and Discontinued Operations

(a)    Assets Held for Sale

Assets held for sale are comprised of the following:

	Whistler Alpha Lake	European R&D Facility & Land	Total
Balance, March 31, 2023	638	—	638
Transfer from property, plant, and equipment	—	8,919	8,919
Impairment	—	(585)	(585)
Foreign exchange	—	(1)	(1)
Proceeds from disposal	(2,270)	—	(2,270)
Gain on disposal	1,632	—	1,632
Balance, September 30, 2023	—	8,333	8,333

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Whistler Alpha Lake

In connection with the restructuring announced during the year ended June 30, 2022, the Company listed its Whistler Alpha Lake facility for sale. As a result, the Company reclassified property, plant, and equipment of $0.6 million to assets held for sale. During the six months ended September 30, 2023, the facility was sold for net proceeds of $2.3 million. The Company recognized a gain of $1.6 million on disposal, which is recognized in other gains (losses) in the condensed consolidated interim financial statements of loss and comprehensive loss (Note 11).

European R&D Facility and Land

During the six months ended September 30, 2023, the Company decided to sell a European R&D Facility and to exit the agreement with its partners in Growery B.V. (“Growery”), one of the license holders entitled to participate in the Netherlands’ still-pending Controlled Cannabis Supply Chain Experiment. As a result, the Company reclassified the related property, plant, and equipment of $8.9 million to assets held for sale. On November 3, 2023, the Company sold its interest in Aurora Netherland B.V., a subsidiary that owns the R&D facility and related assets of Growery for gross proceeds of approximately $8.3 million (Euro 5.8 million). Refer to Note 18 Subsequent Events. As a result, the Company recognized an impairment loss of $0.6 million (Euro 0.4 million) during the six months ended September 30, 2023.

b)    Discontinued Operations

During the three months ended September 30, 2023, the Company formally made the decision to wind down its Reliva operations, based on recent pronouncements by the U.S. Food Drug Administration (“FDA”) regarding potential CBD regulation pathways and timelines. The Company does not expect to incur any additional expenses in connection with the wind down.

During the three months ended June 30, 2023, the Company formally made the decision to close its Aurora Nordic facility (“Nordic”), located in Denmark due to a number of operational and regulatory challenges.

In connection with the closures of Nordic, Growery and Reliva, the Company has reported these as discontinued operations as the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes from the rest of the Company.

The following table summarizes the Company's consolidated discontinued operations for the respective periods:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Revenue	120	615	275	291

Cost of sales	1,784	551	5,524	2,948
Changes in fair value of inventory and biological assets sold	5,175	(19)	5,449	2,831
Unrealized (loss) gain on changes in fair value of biological assets	(5,175)	2,699	(4,411)	722
General and administration expenses	562	511	1,334	1,223
Sales and marketing	240	315	438	635
Research and development	175	433	301	898
Depreciation	—	128	(350)	338
Interest	200	—	200	—
Finance costs	37	(60)	(183)	(218)
Foreign exchange	60	1,919	42	15
Impairment of property, plant, and equipment	—	—	85	—
Impairment of goodwill	—	—	—	3,661
Other (gain) loss	(609)	534	(609)	534
Current tax	5	—	5	—
Deferred tax	49	—	—	—
Loss on disposal of discontinued operations	—	—	2,411	—
	2,503	7,011	10,236	13,587
Net loss from discontinued operations	(2,383)	(6,396)	(9,961)	(13,296)

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 7    Convertible Debentures

$
Balance, March 31, 2023	132,571
Interest paid	(2,703)
Accretion	4,643
Accrued interest	1,999
Amortized cost of debt repurchased	(107,588)
Unrealized gain on foreign exchange	(516)
Balance, September 30, 2023	28,406

During the three and six months ended September 30, 2023 the Company repurchased a total of $41.2 million and $118.0 million, respectively (US$30.5 million and US$87.5 million) (three and six months ended September 30, 2022 - nil and $155.3 million (nil and US$120.0 million) ) in principal amount of the Senior Notes at a total cost, including accrued interest, of $41.3 million and $117.0 million, respectively (US$30.6 million and US$86.8 million) (three and six months ended September 30, 2022 - nil and $149.2 million (nil and US$115.3 million)) and recognized a loss of $2.0 million and $7.9 million (three and six months ended September 30, 2022 - nil and $18.3 million) within other gains (losses) in the condensed consolidated interim financial statements of loss and comprehensive loss. Refer to Note 18 Subsequent Events.

During the three months ended September 30, 2023, the convertible senior notes were repurchased at a 0.61% average discount to par value, for aggregate consideration of 53,901,522 Common Shares (September 30, 2022 - nil).

During the six month ended September 30, 2023, the convertible senior notes, were repurchased at a 2.3% (September 30, 2022 - 5.2%) average discount to par value, for aggregate cash consideration of approximately $61.9 million (U.S$46.0 million) and the issuance of 72,593,292 Common Shares (September 30, 2022 - cash consideration of $145.7 million (U.S$120.0 million).

Note 8    Loans and Borrowings

The changes in the carrying value of current and non-current term loan credit facilities are as follows:

Term loan credit facilities
$
Balance, March 31, 2023	45,734
Drawings	3,982
Interest accretion	907
Interest payments	(1,584)
Principal repayments	(1,032)
Balance, September 30, 2023	48,007
Current portion	(13,421)
Long-term portion	34,586
On April 11, 2023, the Credit Agreement was amended to reduce the amounts available to be drawn from the Term Loan by $9.7 million to $38.1 million and increase the amounts available to be drawn from the Revolver by $4.0 million to $12.0 million. There were nominal costs incurred for the amendments, which were recognized immediately to finance and other costs in the condensed consolidated interim statements of loss and comprehensive loss.
Under the terms of the amended Credit Agreement, the Company is subject to certain customary financial and non-financial covenants and restrictions. In addition, the Credit Agreement is secured by a first-ranking security interest over substantially all the property of Bevo Farms Ltd. and its subsidiaries. As at September 30, 2023, the Company was in compliance with all covenants relating to the Credit Agreement.

Term loan
During the three and six months ended September 30, 2023, total interest expense of $0.8 million and $1.6 million, respectively (three and six months ended September 30, 2022 - $0.8 million and $1.3 million) was recognized as finance and other costs in the condensed consolidated interim statements of loss and comprehensive loss. As at September 30, 2023, the total term loan payable is $36.6 million. Refer to Note 18 - Subsequent Events.

Revolver

The Revolver provides available aggregate borrowings of up to $12.0 million. As at September 30, 2023, $11.3 million (March 31, 2023 - $7.5 million) was drawn from the revolver loan.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 9    Share Capital

(a)    Authorized

The authorized share capital of the Company is comprised of the following:

i.Unlimited number of common voting shares without par value.
ii.Unlimited number of Class “A” Shares each with a par value of $1.00. As at September 30, 2023, no Class “A” Shares were issued and outstanding.
iii.Unlimited number of Class “B” Shares each with a par value of $5.00. As at September 30, 2023, no Class “B” Shares were issued and outstanding.

(b)     Shares Issued and Outstanding

At September 30, 2023, 420,609,141 Common Shares (March 31, 2023 – 345,269,310) were issued and fully paid. Refer to Note 18 for subsequent events.

(c)     Share Purchase Warrants

A summary of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, March 31, 2023	89,124,788	7.09
Balance, September 30, 2023	88,610,302	6.43

The following summarizes the warrant derivative liabilities:

					US$ equivalent
	November 2020 Offering	January 2021 Offering	June 2022 Offering	Total	November 2020 Offering	January 2021 Offering	June 2022 Offering	Total
	$	$	$	$	$	$	$	$
Balance, March 31, 2023	75	45	9,514	9,634	54	33	7,041	7,128
Unrealized (loss) gain on derivative liability	1	—	(6,644)	(6,643)	—	—	(4,928)	(4,928)
Balance, September 30, 2023	76	45	2,870	2,991	54	33	2,113	2,200

The following table summarizes the warrants that remain outstanding as at September 30, 2023:

Exercise Price ($)	Expiry Date	Warrants (#)
4.35 - 41.88 (2)	January 26, 2024 - November 30, 2025	88,596,596
116.09 - 116.09 (1)	August 9, 2023 to August 22, 2024	13,706
		88,610,302
(1)Includes the November 2020 and January 2021 Offering Warrants exercisable at US$9.00 and US$12.60, respectively.
(2)Includes the June 2022 Offering Warrants exercisable at US$3.20.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 10    Loss Per Share

The following is a reconciliation of basic and diluted loss per share:

Basic and diluted loss per share

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Net income (loss) from continuing operations attributable to Aurora shareholders	$1,860	($45,207)	($17,460)	($657,095)
Net loss from discontinued operations attributable to Aurora shareholders	($2,383)	($6,396)	($9,961)	($13,296)
Net loss attributable to Aurora shareholders	($523)	($51,603)	($27,421)	($670,391)

Weighted average number of Common Shares outstanding	383,970,662	300,205,395	368,764,643	274,639,255

Basic loss per share, continuing operations	$0.00	($0.15)	($0.05)	($2.39)
Basic loss per share, discontinued operations	($0.01)	($0.02)	($0.03)	($0.05)
Basic loss per share	($0.00)	($0.17)	($0.07)	($2.44)

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, RSU, DSU, PSU, warrants and share options are anti-dilutive.

Note 11    Other Gains (Losses)

		Three months ended September 30,		Six months ended September 30,
	Note	2023	2022	2023	2022
		$	$	$	$
Share of net income from investment in associates		—	30	—	81
Unrealized gain (loss) on derivative investments		488	(135)	876	(3,484)
Unrealized gain (loss) on derivative liability	9(c)	2,723	(812)	6,643	14,936
Unrealized loss on changes in contingent consideration fair value		(756)	—	(1,170)	(2)
Gain (loss) on disposal of assets held for sale and property, plant and equipment	5, 6(a)	(205)	(277)	1,426	3,752
Government grant income (expense) (1)		12,547	—	12,547	(867)
Provisions		—	—	200	(3,372)
Realized loss on repurchase of convertible debt	7	(1,973)	—	(7,914)	(18,348)
Other (losses) gains		(300)	49	69	(884)
Total other gains (losses)		12,524	(1,145)	12,677	(8,188)

(1) During the three months ended September 30, 2023, a provision of $12.4 million recorded in other current liabilities was reversed as a result a Canadian Revenue Agency audit over CEWS payments with no proposed audit adjustments. The provision was established to account for uncertainty with respect to eligibility of the government grant that was expeditiously rolled out in response to the Covid-19 pandemic.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 12    Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
			$	$
Accounts receivable	(7,265)	4,598	954	8,518
Biological assets	(12,389)	(17,996)	(16,726)	(35,788)
Inventory	14,976	19,340	29,853	39,515
Prepaid and other current assets	2,130	1,868	437	1,785
Accounts payable and accrued liabilities	(11,386)	(26)	(27,018)	8,635
Income taxes payable	(285)	2,887	—	2,376
Deferred revenue	(562)	(43)	(333)	(1,652)
Provisions	—	(1,290)	—	922
Other current liabilities	—	8	63	(434)
Changes in operating assets and liabilities	(14,781)	9,346	(12,770)	23,877

Additional supplementary cash flow information is as follows:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
			$	$
Property, plant and equipment in accounts payable	221	(615)	(1,839)	(2,702)
Right-of-use asset additions	—	154	—	(205)
Amortization of prepaids	3,769	8,656	8,753	15,590
Interest paid	4,506	3,773	6,922	3,498
Interest received	(661)	(587)	(1,524)	(786)
Included in restricted cash as of September 30, 2023 is $3.4 million (March 31, 2023 - $3.4 million) attributed to collateral held for letters of credit and corporate credit cards, $3.0 million (March 31, 2023 - $6.0 million) related to the Bevo acquisition, $20.4 million (March 31, 2023 - $20.7 million) for self- insurance, $0.1 million (March 31, 2023 - $0.1 million) attributed to international subsidiaries, and $37.0 million (March 31, 2023 - $35.7 million) of funds reserved for the segregated cell program for insurance coverage.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 13    Commitments and Contingencies

(a)Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. The judge rendered a decision on August 24, 2023 on Aurora’s motion to dismiss. On September 8, 2023, the Plaintiffs filed a motion for reconsideration as to the stock drop that occurred following Aurora’s September 2019 financials. Both parties have agreed to potential mediation and will exchange names of mediators in order to schedule mediation promptly. While this matter is ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above.

The Company and its subsidiary, ACE, have been named in a purported class action proceeding which commenced on June 16, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

A claim was commenced by a party to a former term sheet on June 15, 2020 with the King's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim.

On August 10, 2020, a purported class action lawsuit was filed with the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. While this matter is ongoing, the Company intends to continue to defend against the claims.

The Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) have been named in a purported class action proceeding commenced on November 15, 2022 in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. The Company disputes the allegations and intends to defend against the claims.

On May 5, 2022, Aurora Cannabis Inc. acquired all issued and outstanding shares of Terrafarma Inc. Terrafarma Inc. is now a wholly owned subsidiary of Aurora Cannabis Inc. Prior to Aurora’s acquisition of Terrafarma, a former employee of Terrafarma commenced a claim for wrongful dismissal seeking damages in the amount $1.0 million plus additional damages relating to certain options and unpaid bonus. The Company disputes the allegations and intends to defend against the claims.

A claim was commenced by a former employee of Aurora against Aurora Cannabis Enterprises Inc. and another former employee of Aurora (the “Defendant Employee”). The plaintiffs claim that the Defendant Employee entered a lease for a property owned by the plaintiffs in January 2017 and states that Aurora was a guarantor for the Defendant Employee. The claim states that the Defendant Employee left the property and caused damage. The plaintiffs further claim outstanding rent and legal fees. The Company disputes the allegations and intends to defend against the claims.

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above.

In respect of the aforementioned claims, as at September 30, 2023 the Company has recognized total provisions of $1.0 million (March 31, 2023 - $1.0 million) in provisions on the condensed consolidated statements of financial position and a settlement accrual for nil (March 31, 2023 - $1.0 million) in accounts payable and accrued liabilities on the condensed consolidated interim statements of financial position.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)Commitments

The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring up to June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option.

In addition to lease liability commitments disclosed in Note 17(b) and loans and borrowing repayments in Note 8, the Company has $2.2 million in future capital commitments and purchase commitments payments, which are due over the next 12 months.

Note 14    Revenue

The Company generates revenue from the transfer of goods and services over time and at a point-in-time from the revenue streams below. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments of $— million and $0.7 million for the three and six months ended September 30, 2023 (three and six months ended September 30, 2022 - $0.7 million and $0.2 million, respectively). The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments. As of September 30, 2023, the net return liability for the estimated variable revenue consideration was $1.2 million (March 31, 2023 - $1.6 million) and is included in deferred revenue on the condensed consolidated interim statements of financial position.

Three Months Ended September 30, 2023	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	63,193	—	63,193
Revenue from provision of services	—	135	135
Excise taxes	(7,064)	—	(7,064)
Cannabis Net Revenue	56,129	135	56,264
Plant Propagation
Revenue from sale of goods	7,154	—	7,154
Net revenue	63,283	135	63,418

Three Months Ended September 30, 2022	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	51,461	—	51,461
Revenue from provision of services	—	362	362
Excise taxes	(6,472)	—	(6,472)
Cannabis Net Revenue	44,989	362	45,351
Plant Propagation
Revenue from sale of goods	3,297	—	3,297
Net revenue	48,286	362	48,648

Six months ended September 30, 2023	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	124,645	—	124,645
Revenue from provision of services	—	278	278
Excise taxes	(13,530)	—	(13,530)
Cannabis Net Revenue	111,115	278	111,393
Plant Propagation
Revenue from sale of goods	27,058	—	27,058
Net Revenue	138,173	278	138,451

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Six Months Ended September 30, 2022	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	109,012	—	109,012
Revenue from provision of services	—	689	689
Excise taxes	(13,811)	—	(13,811)
Cannabis Net Revenue	95,201	689	95,890
Plant Propagation
Revenue from sale of goods	3,297	—	3,297
Net Revenue	98,498	689	99,187

Note 15    Segmented Information

Operating Segments	Canadian Cannabis	EU Cannabis	Plant Propagation	Corporate (1)	Total
	$	$		$	$
Three months ended September 30, 2023
Net revenue	46,567	9,697	7,154	—	63,418
Gross profit before fair value adjustments	12,472	5,999	255	—	18,726
Selling, general, and administrative expense	27,525	3,777	713	3,346	35,361
Net income (loss) before taxes from continuing operations	8,490	1,411	(815)	(8,702)	384

Three months ended September 30, 2022
Net revenue	37,865	7,487	3,296	—	48,648
Gross profit (loss) before fair value adjustments	(2,665)	3,969	71	—	1,375
Selling, general, and administrative expense	34,015	3,351	259	3,729	41,354
Net loss before taxes from continuing operations	(41,179)	(173)	(731)	(15,384)	(57,467)

Operating Segments	Canadian Cannabis	EU Cannabis	Plant Propagation	Corporate (1)	Total

Six months ended September 30, 2023
Net revenue	91,386	20,007	27,058	—	138,451
Gross profit before fair value adjustments	20,468	11,759	1,208	—	33,435
Selling, general, and administrative expense	54,349	7,566	1,151	6,533	69,599
Net (loss) income before taxes from continuing operations	2,945	2,917	(1,198)	(24,937)	(20,273)

Six months ended September 30, 2022
Net revenue	76,787	19,060	3,296	44	99,187
Gross profit (loss) before fair value adjustments	(3,972)	10,930	71	22	7,051
Selling, general, and administrative expense	70,411	7,192	259	9,351	87,213
Net loss before taxes from continuing operations	(557,203)	(21,877)	(731)	(90,896)	(670,707)
(1)Net income (loss) under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share-based compensation and financing expenditures relating to debt issuances are also included under Corporate.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Geographical Segments	Canada	EU	Other	Total
	$	$	$	$
Non-current assets other than financial instruments
September 30, 2023	355,951	43,462	—	399,413
March 31, 2023	375,179	41,866	105	417,150

Three months ended September 30, 2023
Net revenue	53,422	9,697	299	63,418
Gross profit before fair value adjustments	12,680	5,999	47	18,726

Three months ended September 30, 2022
Net revenue	41,161	7,487	—	48,648
Gross profit (loss) before fair value adjustments	(2,594)	3,969	—	1,375

Six months ended September 30, 2023
Net revenue	117,691	20,084	676	138,451
Gross profit (loss)	22,614	11,759	(938)	33,435

Six months ended September 30, 2022
Net revenue	80,549	19,210	(572)	99,187
Gross profit (loss)	(3,125)	11,056	(880)	7,051

Included in net revenue for the three months ended September 30, 2023 are net revenues of approximately $6.7 million from Customer F (three months ended September 30, 2022 - Customer F $3.7 million) in the Canadian Cannabis segment, contributing 10 per cent or more to the Company’s net revenue.

Included in net revenues for the six months ended September 30, 2023 are net revenues of approximately $18.3 million from Customer G (six months ended September 30, 2022 - Customer G nil) in the Plant Propagation segment, contributing 10 per cent or more to the Company’s net revenue.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 16    Fair Value of Financial Instruments

The carrying values of the financial instruments at September 30, 2023 are summarized in the following table:

	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	128,917	—	—	128,917
Restricted cash	63,896	—	—	63,896
Accounts receivable, excluding sales taxes and lease receivable	36,508	—	—	36,508
Derivative assets	—	8,151	—	8,151
Lease receivable	10,001	—	—	10,001
Financial Liabilities
Accounts payable and accrued liabilities	50,703	—	—	50,703
Convertible debentures	28,406	—	—	28,406
Contingent consideration payable	—	13,805	—	13,805
Other current liabilities	88	—	—	88
Lease liabilities	50,598	—	—	50,598
Derivative liabilities	—	3,920	—	3,920
Loans and borrowings	48,007	—	—	48,007
Other long-term liabilities	50,896	—	—	50,896
.
The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Notes	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at September 30, 2023
Derivative assets		—	8,151	—	8,151
Contingent consideration payable		—	—	13,805	13,805
Derivative liabilities	7, 9(c)	3,580	340	—	3,920

As at March 31, 2023
Derivative assets		—	7,114	135	7,249
Contingent consideration payable		—	—	12,487	12,487
Derivative liabilities	7, 9(c)	9,634	—	—	9,634

There have been no transfers between fair value categories during the period.
Derivative Liabilities
As at September 30, 2023, derivative liabilities include amounts related to Deferred Share Units (“DSUs”) and Performance Share Units (“PSUs”) that will be settled in cash, pursuant to the Performance Share Unit and Restricted Share Unit Long-Term Cash Settled Plan and Non-Employee Directors Deferred Share Unit Cash Plan, respectively.
The DSUs subject to cash settlement are initially measured at fair value and recorded as a derivative liability. DSUs are issued in recognition of past service for Directors and are therefore recorded at the full amount to share-based compensation expense. The DSUs are remeasured each reporting period with the difference going through share-based compensation expense. Upon settlement, the DSU’s are remeasured and the derivative liability is extinguished at the remeasured amount. During the three and six months ended September 30, 2023, the Company recognized $0.4 million and $0.6 million, respectively (three and six months ended September 30, 2022 - nil and nil, respectively) in share based compensation expense in the condensed consolidated statements of loss and comprehensive loss. The DSU’s are classified as a level one financial instrument measured at fair value through profit and loss.

The PSUs subject to cash settlement are initially measured at fair value using a Monte Carlo simulation model and recorded as a derivative liability. The PSUs have a service requirement of three years and are amortized ratably over that period. The PSUs are remeasured each reporting period with the change in value reflected in the share-based compensation expense. During the three and six months ended September 30, 2023, the Company recognized $0.3 million and $0.3 million, respectively (three and six months ended September 30, 2022 - nil and nil, respectively) in share based compensation expense in the condensed consolidated statements of loss and comprehensive loss. The PSU’s are classified as a level two financial instrument measured at fair value through profit and loss.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 17    Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the consolidated statements of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of September 30, 2023, $20.4 million of accounts receivable, net of allowances, are from non-government wholesale customers (March 31, 2023 - $20.9 million). As of September 30, 2023, the Company recognized a $1.3 million provision for expected credit losses (March 31, 2023 - $3.4 million).

The Company’s aging of trade receivables, net was as follows:

	September 30, 2023	March 31, 2023
	$	$
0 – 60 days	30,716	28,355
61+ days	4,594	6,661
	35,310	35,016

The Company’s contractual cash flows from lease receivables is as follows:

September 30, 2023
$
Next 12 months	2,997
Over 1 year to 2 years	2,431
Over 2 years to 3 years	1,944
Over 3 years to 4 years	1,919
Over 4 years to 5 years	1,191
Thereafter	994
Total undiscounted lease payments receivable	11,476
Unearned finance income	(1,475)
Total lease receivable	10,001
Current	(2,503)
Long-term	7,498

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)     Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	September 30, 2023	March 31, 2023
	$	$
Trade payables	14,678	21,942
Accrued liabilities	22,375	38,176
Payroll liabilities	10,903	12,610
Excise tax payable	1,842	2,611
Income tax payable	613	161
Other payables	292	486
	50,703	75,986

In addition to the commitments outlined in Note 13, the Company has the following undiscounted contractual obligations as at September 30, 2023, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year - 3 years	Over 3 years - 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	50,703	50,703	—	—	—
Convertible notes and interest (1)	30,337	30,337	—	—	—
Lease liabilities (2)	100,090	8,421	22,460	15,711	53,498
Loans and borrowings	48,007	13,421	2,639	6,766	25,181
Contingent consideration payable (3)	13,805	3,006	10,799	—	—
	242,942	105,888	35,898	22,477	78,679
(1)Assumes the principal balance of the debentures outstanding at September 30, 2023 remains unconverted and includes the estimated interest payable until the maturity date.
(2)Includes interest payable until maturity date.
(3)Relates to acquired businesses. Payable in cash, shares, or a combination of both at Aurora’s sole discretion.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, convertible debenture repayment and lease payments. Our medium-term liquidity needs primarily relate lease payments and our long-term liquidity needs primarily relate to potential strategic plans.

As of September 30, 2023, the Company has access to the following capital resources available to fund operations and obligations:

•$128.9 million cash and cash equivalents; and
•access to the 2023 Shelf Prospectus (as defined below). The Company currently has access to securities registered for sale under the 2023 Shelf Prospectus currently covering US$650.0 million of issuable securities. Of the US$650 million of securities registered under the 2023 Shelf Prospectus and corresponding registration statement on form F-10 filed with the U.S. Securities and Exchange Commission in the U.S., approximately U.S.$409 million is allocated to the potential exercise of currently outstanding warrants issued in financing transactions from 2020 to 2022. As a result, approximately U.S$212.7 million is available for potential new issuances of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2023 Shelf Prospectus.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2023 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future. In addition, the Company could access restricted cash of $57.4 million relating to its self-insurance policy, if necessary.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended September 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 18    Subsequent Events

On October 3, 2023, the Company closed a bought deal offering of 53,187,500 common shares of the Company at $0.73 per common share, for gross proceeds of approximately $38.8 million. Transactions costs were approximately $2.2 million resulting in net proceeds of $36.7 million. Following the bought deal offering the amount available for potential new issuances of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective was reduced to approximately $212.7 million

Subsequent to September 30, 2023, the Company repurchased approximately $23.1 million (U.S$17.0 million) aggregate principal amount of convertible senior notes at a 0.125% average discount to par value, for aggregate consideration, including accrued interest, of approximately $23.2 million (U.S$17.1 million). The remaining convertible debenture balance is approximately $7.3 million (U.S$5.3 million).

On November 3, 2023, the Company sold its interest in Aurora Netherland B.V., a wholly-owned subsidiary for gross proceeds of approximately $8.3 million (Euro 5.8 million). Following the sale, the Company no longer has any commercial interests in the Netherlands.

Subsequent to September 30, 2023, the Company amended the terms of its Credit Agreement to include an additional term loan with multiple advances for up to $16.0 million and a maturity date of October 20, 2026. Advances of $0.6 million have been withdrawn against this facility as of the date hereto. The increase in borrowing capacity is dedicated to fund capital expenditures at the Company’s Sky and Sun facilities.